08004170

Reliance
Industries Limited

RECEIVED

2008 AUG 11 A 7:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-3300

August 06, 2008

SUPPL

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	August 06, 2008	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter ended June 30, 2008.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

PROCESSED
AUG 1 2 2008
THOMSON REUTERS

Reliance
Industries Limited

August 6, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Trading Symbol: "RELIANCE EQ"

Dear Sirs,

Sub: Limited Review Report

In continuation of our letter dated July 24, 2008, enclosing the Unaudited Financial Results of the Company for the quarter ended June 30, 2008, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under the Listing Agreement.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

Limited Review Report

Board of Directors
Reliance Industries Limited

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the quarter ended 30th June, 2008. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Attention is invited to note 4 regarding accounting for exchange differences on amounts borrowed for acquisition of fixed assets.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **Chaturvedi & Shah**
Chartered Accountants

Rajesh Chaturvedi
Partner

For **Deloitte Haskins & Sells**
Chartered Accountants

A. Siddharth
Partner

For **Rajendra & Co.,**
Chartered Accountants

A. R. Shah
Partner

Mumbai, dated 24th July, 2008

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2008

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June (Un-audited)		31st March (Audited) Year Ended
		2008	2007	2008
1.	Turnover	43,050	31,290	139,269
	Less: Excise Duty / Service Tax Recovered	1,471	1,766	5,826
2.	**Net Turnover**	**41,579**	**29,524**	**133,443**
3.	Other Income	226	197	895
4.	**Total Income**	**41,805**	**29,721**	**134,338**
5.	a) (Increase) / decrease in stock in trade / work in progress	(2,607)	878	1,867
	b) Consumption of raw materials	33,527	19,174	90,304
	c) Purchases	590	836	6,008
	d) Staff cost	651	496	2,119
	e) Depreciation	1,151	1,125	4,847
	f) Other expenditure	3,297	2,467	9,839
	Total Expenditure	**36,609**	**24,976**	**114,984**
6.	Interest and Finance Charges	294	295	1,077
7.	Exceptional item			4,733
8.	**Profit before tax**	**4,902**	**4,450**	**23,010**
9.	Provision for Current Tax [Including Fringe Benefit tax]	567	517	2,652
10.	Provision for Deferred Tax	225	303	900
11.	**Net Profit after tax**	**4,110**	**3,630**	**19,458**
12.	**Net Profit after tax [excluding effect of exceptional item]**	**4,110**	**3,630**	**15,261**
13.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,454	1,394	1,454
14.	Equity Share suspense		60	
15.	Reserves excluding revaluation reserves			77,442
16.	**Earnings per share (Face value of Rs. 10)**			
	Basic	28.3	25.0	133.9
	Diluted	28.3	25.0	133.9
17.	**Earnings per share (Face value of Rs. 10) [excluding exceptional item]**			
	Basic	28.3	25.0	105.0
	Diluted	28.3	25.0	105.0
18.	**Public shareholding [Excluding Equity Share Suspense and including Global Depository Receipts (GDR's)]**			
	- Number of Shares (in crores)	70.69	68.31	70.69
	- Percentage of Shareholding (%)	48.63	49.02	48.63

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. Indian Petrochemicals Corporation Limited (IPCL), engaged in the business of petrochemicals, has been amalgamated with the Company. The Scheme of Amalgamation was sanctioned by the Hon'ble High Court of Judicature at Bombay vide its Order dated 12th June 2007 as modified vide its Order dated 11th July 2007, and by the Hon'ble High Court of Gujarat at Ahmedabad vide its Order dated 16th August 2007. The Scheme became effective on 5th September 2007. In view thereof, the figures for quarter ended 30th June 2007 have been restated.

3. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 397 crore ($ 92 million) for the quarter ended 30th June 2008 and an equivalent amount has been withdrawn from Revaluation Reserve. This has no impact on the profit for the period.

4. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006. Had the treatment as per the As 11 been followed, the net profit after tax for the quarter ended 30th June 2008 would have been lower by Rs. 940 crore ($ 218 million).

5. During the quarter ended 30th June 2008, R-Seva (India) Private Limited, Reliance Infrastructure Management Services Limited, Reliance Global Business BV, Paradise Global Enterprises BV, Nectar Consolidated BV, Dew Mercantile BV, Dew Commercials BV, New Horizon Enterprises BV, New Horizon Commercials BV, Reliance K G Exploration & Production Private Limited, Reliance KG Basin E & P Private Limited, Reliance Krishna Godavari Exploration & Production Private Limited,

Reliance Global Energy Services Limited, Nectar Commercials BV and Reliance Gas Corporation Limited have become subsidiaries of the Company.

6. Provision for Current Tax for the quarter ended 30th June 2008 includes provision for Fringe Benefit Tax of Rs 12 crore ($ 2.8 million).

7. There were no investors' complaints pending as on 1st April 2008. All the 1,612 complaints received during the quarter were resolved and no complaints were outstanding as on 30th June 2008.

8. The audit committee reviewed the above results. The Board of Directors at its meeting held on 24th July 2008 approved the above results and its release.

9. The statutory auditors of the Company have carried out a Limited Review of the results for the quarter ended 30th June 2008.

CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED 30th JUNE 2008

Rs. Crores

		Quarter Ended 30th JUNE (Un-audited)				31st March (Audited) Year Ended	
		2008		2007		2008	
1.	**Segment Revenue**						
	- Petrochemicals	14,871		13,213		53,000	
	- Refining	32,587		22,328		100,743	
	- Oil and Gas	787		518		2,702	
	- Others	124		72		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**48,369**		**36,131**		**157,223**	
	Less: Inter Segment Transfers	5,319		4,841		17,954	
	Turnover	**43,050**		**31,290**		**139,269**	
	Less: Excise Duty Recovered on Sales	1,471		1,766		5,826	
	Net Turnover		**41,579**		**29,524**		**133,443**
2.	**Segment Results**						
	- Petrochemicals	1,579		1,845		7,113	
	- Refining	3,040		2,557		10,332	
	- Oil and Gas	503		290		1,503	
	- Others	9		11		40	
	Total Segment Profit before Interest and Tax		**5,131**		**4,703**		**18,988**
	(i) Interest Expense		(294)		(295)		(1,077)
	(ii) Interest Income		159		135		662
	(iii) Other Un-allocable Income Net of Expenditure		(94)		(93)		(296)
	(iv) Exceptional Item						4,733
	Profit before Tax		**4,902**		**4,450**		**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]		(567)		(517)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(303)		(900)
	Profit after Tax		**4,110**		**3,630**		**19,458**
	Profit after Tax [excluding effect of exceptional item]		**4,110**		**3,630**		**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**						
	- Petrochemicals		31,550		31,154		30,758
	- Refining		44,995		39,272		42,141
	- Oil and Gas		29,942		12,243		26,391
	- Others		6,654		6,500		6,447
	- Unallocated Corporate		17,528		14,009		20,064
	Total Capital Employed		**130,669**		**103,178**		**125,801**

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Notes to Standalone Segment Information for the Quarter Ended 30th June 2008

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Poly butyl Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

July 24, 2008

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

END

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS